



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 14, 2007

Frances S. Chang
Senior Counsel
Law Department
PG&E Corporation
One Market, Spear Tower
Suite 400
San Francisco, CA 94105

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/14/2007

Re: PG&E Corporation
Incoming letter dated December 21, 2006

Dear Ms. Chang:

This is in response to your letter dated December 21, 2006 concerning the shareholder proposal submitted to PG&E by Francis A. Brandt. We also have received a letter from the proponent dated December 26, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Francis A. Brandt
1231 Janis Way
San Jose, CA 95125-4050



Frances S. Chang
Senior Counsel
Law Department

One Market, Spear Tower
Suite 400
San Francisco, CA 94105

415.817.8207
Fax: 415.817.8225
frances.chang@pge-corp.com

December 21, 2006

Via Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: PG&E Corporation—Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended, and Request for No-Action Ruling—Brandt Proposal

Ladies and Gentlemen:

PG&E Corporation, a California corporation ("PG&E Corporation" or the "Company"), submits this letter under Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of PG&E Corporation's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for PG&E Corporation's 2007 Annual Meeting of Shareholders (the "2007 Proxy Materials") under Rule 14a-8(i)(7) and under Rule 14a-8(i)(1), because the Proposal deals with matters relating to the Company's ordinary business operations and is not proper under state law, respectively. The Proposal was submitted by Francis A. Brandt of San Jose, California (the "Proponent"). PG&E Corporation asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") confirm that it will not recommend to the Commission that any enforcement action be taken if PG&E Corporation excludes the Proposal from its 2007 Proxy Materials.

PG&E Corporation received the Proposal on October 24, 2006. A copy of the Proposal and related correspondence is attached to this letter as Exhibit A. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing the Proponent of the Company's intention to omit the Proposal from its 2007 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2007 Proxy Materials with the Commission.

To the extent that the reasons for omission herein are based on matters of state or foreign law, pursuant to Rule 14a-8(j)(2)(iii), these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice law in the state of California.

I. The Proposal

For the convenience of the Staff, the text of the Proposal is set forth below:

> **Resolved** that shareholders instruct the company to cease immediately its current advertising campaign promoting solar or wind as desirable sources of energy for conversion to electricity. The company shall instead conduct a vigorous advertising campaign to show its customers and the general public how greenhouse gas emission from power plants can be reduced more extensively and at lower cost by using an energy source more reliable than solar or wind.

II. Reasons for Exclusion Under Rule 14a-8(i)(7)

A. The Proposal Relates to the Company's Ordinary Business Operations

The Company believes that it should be able to exclude the Proposal under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. The Company believes that how it manages its advertising campaigns with respect to its various energy sources is properly addressed by management, rather than shareholders, and that the Proposal, as a result, deals with a matter relating to the Company's ordinary business operations.

The Company, incorporated in California in 1995, is a company whose primary purpose is to hold interests in energy-based businesses. The Company conducts its business principally through Pacific Gas and Electric Company (the "Utility"), a public utility operating in northern and central California. The Utility engages primarily in the businesses of electricity and natural gas distribution, electricity generation, procurement and transmission, and natural gas procurement, transportation and storage. PG&E Corporation became the holding company of the Utility and its subsidiaries on January 1, 1997. Both PG&E Corporation and the Utility are headquartered in San Francisco, California.

Under Rule 14a-8(i)(7) of the Exchange Act, a shareholder proposal may be omitted from a company's proxy statement if the proposal "deals with matters relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission explained that the general underlying policy of the ordinary business exclusion is to confine the resolution of ordinary business problems to management and the board of directors. The Commission went on to say that the ordinary business exclusion rests on "two central considerations." The first consideration is the subject matter of the proposal. The 1998

Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration is the degree to which the proposal attempts to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Proposal is requesting that the Company change the manner in which it advertises solar and wind energy. The Proposal requests that shareholders instruct the Company "to cease immediately its current advertising campaign promoting solar or wind as desirable sources of energy for conversion to electricity" and mandates that the Company "instead conduct a vigorous advertising campaign to show its customers and the general public how greenhouse gas emission from power plants can be reduced more extensively and at lower cost by using an energy source more reliable than solar or wind."

How the Company spends its advertising dollars and which energy sources the Company advertises, markets, promotes or criticizes are the essence of the Company's ordinary business operations. The Staff has concurred that the manner in which a company advertises its products concerns ordinary business operations. Specifically, the Staff consistently has affirmed that shareholder proposals concerning the manner, message, content and general communications of a company, in advertising, marketing and packaging products and related promotional activities concern ordinary business operations. *See, e.g., The Walt Disney Company* (Nov. 22, 2006) (Staff concurring that "nature, presentation and content of programming" are ordinary business matters, and proposal seeking company report on policy and process regarding company marketing and promotion is excludable); *Federated Department Stores, Inc.* (Mar. 27, 2002) and *Tootsie Roll Industries, Inc.* (Jan. 31, 2002)(Staff concurring that a proposal seeking company identification of and disassociation with particular "offensive" imagery, may be excluded as relating to ordinary business matters where it related to the "sale of a product" or the "manner in which a company advertises"); *General Electric Company* (Jan. 10, 2002) (excluding proposal which directed "nature, presentation and content of television programming" to promote a particular message, as infringing upon company's day-to-day business operations).

The no-action letters listed above make clear that, although the content of advertising may address social, policy, economic or other concerns, such concerns do not transcend day-to-day ordinary business, advertising content decisions. The Staff has confirmed that such tangential social, policy, economic or other implications do not rise to a level of permitting inclusion of a proposal where the proposal seeks to influence the content of the communications based on promoting one particular point of view over another. The Proposal and supporting statement, in addition to mandating how the

Company advertises, seems to be promoting nuclear power over solar and wind power, and not simply requesting that the Company reduce use of solar and wind sources for environmental reasons. Though matters of race, religion and gender addressed in the letters listed above may have implications that differ from the environmental, social, policy, economic or other concerns the Proponent addresses tangentially in the Proposal, proposals mandating how a company advertises are excluded because advertising is at the core of a company's ordinary business. *See, e.g., The Walt Disney Company* (Nov. 22, 2006); *General Electric Company* (Jan. 6, 2005).

B. The Proposal Is Not About Environmental or Public Health Concerns

In assessing whether to include or exclude proposals referencing environmental or public health issues under Staff Legal Bulletin 14C (June 28, 2005) ("SLB 14C"), the Staff stated that a proposal may not be excluded as relating to ordinary business operations if it has significant policy, economic or other implications. The Staff categorizes environmental and public health resolutions into two groups: (1) requests for risk assessments (which generally may be excluded) or (2) requests to minimize or eliminate operations which are in essence requests to take action that may reduce liabilities (which generally may not be excluded). *See* SLB 14C. The Commission and the Staff have stated that proposals that focus on "sufficiently significant social policy issues...would not be excludable because the proposals would transcend day-to-day business matters." *See* Staff Legal Bulletin, No. 14A (July 12, 2002) and the 1998 Release. The present Proposal is not within proposals permitted under SLB 14C or the Release.

In the Proposal, the Proponent is requesting that the Company change its advertising. The Proposal tangentially mentions concerns over greenhouse gas emissions, but they are not the focus of the action requested in the Proposal. The Proposal does not seek a change in the use of solar and wind sources by the Company to reduce greenhouse gases as required under SLB 14C criteria for excluding a proposal; rather it mandates that the Company change its advertising in order to provide the public with more information on greenhouse gas reductions. Accordingly, the Proposal may be distinguished from environmental and public health proposals that focus directly on greenhouse gas emissions and transcend day-to-day business matters and may be excluded from the 2007 Proxy Materials. *See Reliant Resources, Inc.* (Mar. 5, 2005) (denying the exclusion of a proposal requesting a report assessing company's actions to reduce carbon dioxide and other emissions); *Ryland Group, Inc.* (Feb. 1, 2005) (denying exclusion of a proposal requesting that an "independent committee of the board prepare a report on how the company is responding to rising regulatory, competitive, and public pressure to increase energy efficiency and reduce greenhouse gas emissions"); *Dow Chemical Co.* (Mar. 7, 2003) (denying company's request to exclude a proposal requesting the company to report on, "the company's plans to remediate existing dioxin contamination sites and to phase out products and processes leading to emissions of persistent organic pollutants and dioxins."); *Unocal Corp.* (Mar. 6, 1996) (denying the exclusion of a proposal, related to a request that the board adopt a policy of annual reviews of available pollution prevention options for high priority pollution sources, due to the fact that the proposal raised significant social policy issues).

C. Conclusion

Based on the foregoing, the Company respectfully submits that PG&E Corporation may omit the Proposal from its 2007 Proxy Materials in reliance on Rule 14a-8(i)(7).

The Company respectfully submits to the Staff that it would not be appropriate to permit revision of the Proposal under the 1998 Release and related Staff Legal Bulletins. Staff Legal Bulletin No. 14 confirms the Staff position that revisions are appropriate when the challenged proposal contains "some relatively minor defects that are easily corrected" but not if the revisions "would alter the substance of the proposal" or if the proposal does not "generally comply with the substantive requirements of the rule." In this case, the Proposal would have to be rewritten entirely to request an action that does not involve micro-managing the Company's advertising campaign. Accordingly, the Proposal should be excluded under Rule 14a-8(i)(7).

III. Reasons for Exclusion Under Rule 14a-8(i)(1)

The Company may exclude the Proposal under Rule 14a-8(i)(1) because it mandates board action in violation of state law, as opposed to requesting or recommending an action. The Company is a California corporation. Under the California Corporations Code, the power to manage the affairs of the corporation lies with the board of directors, not the shareholders. Cal. Corp. Code § 300(a) (West 2006).

Under Rule 14a-8(i)(1) of the Exchange Act, a shareholder proposal may be omitted from a company's proxy statement if the proposal "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The note to Rule 14a-8(i)(1) states that, proposals cast as recommendations or requests are typically proper under state law, but that mandatory proposals that would be binding on a company if approved by shareholders may not be considered proper under state law. In addition, Staff Legal Bulletin No. 14 (July 13, 2001) states: "When drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under Rule 14a-8(i)(1)." In addition, the Staff has found shareholder proposals excludable where the proposal uses mandatory language which requires that an issuer take action in a manner inconsistent with state law. *See, e.g. Washington Mutual, Inc.* (January 26, 2004) (excluding proposal as improper subject for shareholder action under Washington law because proposal was mandatory rather than precatory); *Advocat, Inc.* (excluding proposal because its language was mandatory and thus contrary to the Delaware General Corporation Law, which vests the power to manage a corporation's affairs exclusively with a corporation's board of directors); *Kmart Corporation* (March 27, 2000) (proposal was an improper subject for shareholder action under Michigan law because the proposal was mandatory rather than precatory, and therefore excludable).

The Proposal is mandating that the shareholders instruct the Company to advertise how other sources of energy are more efficient in reducing greenhouse emissions from power plants than solar and wind energy. The language contained in the Proposal to, "cease immediately its current advertising campaign," and "instead conduct a vigorous advertising campaign," is far more than a recommendation or request. If adopted, the Proposal would force the Company to advertise in the manner prescribed. The binding nature of the Proposal would thus require the Company's board of directors to perform in a manner inconsistent with Section 300(a) of the California Corporation Code, which vests the power to manage the affairs of the corporation with the board of directors, not the shareholders. Therefore, the Proposal may be excludable under Rule 14a-8(i)(1).

IV. Conclusion

As discussed above, the Proposal relates to the ordinary business operations of the Company. As a result, and based on the facts and the no-action letter precedent discussed above, PG&E Corporation intends to exclude the Proposal from its 2007 Proxy Materials in reliance on Rule 14a-8(i)(7) and Rule 14a-8(i)(1). By this letter, I request confirmation that the Staff will not recommend enforcement action to the Commission if PG&E Corporation excludes the Proposal from its 2007 Proxy Materials in reliance on Rule 14a-8(i)(7) and Rule 14a-8(i)(1).

If possible, I would appreciate it if the Staff would send a copy of its response to this request to me by fax at (415) 817-8225 when it is available. The Corporation will promptly forward an e-mail a copy of the letter to the Proponent. Mr. Brandt's e-mail address is f.brandt@att.net.

Please confirm this filing by returning a receipt-stamped copy of this letter. An extra copy of this letter and a pre-addressed postage paid envelope are enclosed.

If you have any questions regarding this request or desire additional information, please contact me at (415) 817-8207.

Very Truly Yours,

Frances S. Chang

Attachment: Exhibit A

cc: Hyun Park, PG&E Corporation
Linda Y.H. Cheng, PG&E Corporation
Francis A. Brandt

PG&E Corporation

bcc: Peter A. Darbee
Leslie H. Everett
Claudia Charette
Gary P. Encinas
Akesa Fakava
Kathleen M. Hayes
Brian Herzog
David M. Kelly

Robin J. Reilly

Exhibit A

F A BRANDT
1231 JANIS WAY
SAN JOSE CA 95125-4050
Email f.brandt@att.net

11 October 2006

OFFICE OF THE CORPORATE SECRETARY
PG&E CORPORATION
1 MARKET ST SPEAR TOWER SUITE 2400
SAN FRANCISCO CA 94105

I wish to submit the attached shareholder proposal for the 2007 annual meeting.. Charles Schwab has held my 4419 shares of PG&E stock for many years. The enclosed copy of a page from my Schwab monthly statement proves my ownership. I intend to keep this stock well beyond the annual meeting date.

Francis A. Brandt

cc: LHE, BRW, LYHC, DMK, ALF, CMC
Gary Encinas, Frances Chang, Kathleen Hayes
Brian Hertzog, Renee Parnell, Natalie Wymer

Resolved, the shareholders instruct the company to cease immediately the current advertising campaign promoting solar or wind as desirable sources of energy for conversion to utility purchased electricity. The company shall instead conduct a vigorous advertising campaign to show its customers and the general public the absurdity of the CA state legislation which mandates that private electric utilities in CA must purchase at least 20% of the total value of their sales of electricity from "renewable" energy sources .

Discussion

Private public utilities are mostly natural monopolies and as such have been fair game for the government to regulate their activities. Despite the fact that the utilities have an outstanding record for using the best technology to reduce the cost of generating electricity the government regulators tend to judge that the utilities are not doing enough to reduce generation cost and have made rules which they claim will promote low cost generation.
Many of these rules are ill advised. The rules that forced utilities to separate their power production and power distribution functions is a good example. A utility producing its own power will do all it can to reduce generation costs. The separated power generating utility has an incentive only to produce power to sell at the market rate which is not necessarily a low one. The electric transmission lines are left in limbo, no one has an incentive to make or maintain them. Our company had to declare bankruptcy when the market rate increased and the CA Public Utilities Commission (PUC) refused to let it raise its rates to cover the extra cost.

The CA State government has just passed legislation which mandates that "renewable" energy generated electricity be substituted for fossil energy produced electricity. The intent is noble, the legislation will reduce the amount of atmospheric pollution from fossil plants and will reduce the use of ever more expensive fossil fuel.. The state's definition of "renewable" energy specifically excludes nuclear energy which is the only other viable energy source suitable to produce electric power with no undesirable emissions..

The cost of "renewable" energy generated electricity (REGE) is at least double the market rate. The solar and wind energy components are not reliable sources. If the company is not able buy 20% REGE it will be fined up to $25 million per year. By this law our company becomes a collection agent to transfer the customer's money for extra cost energy to a cabal of venture capitalists, solar and wind generation equipment producers and plant operators. (Enron is a wind plant operator.). These people are salivating at a chance to feed at the money trough. PG&E assumes that the CA PUC will allow all of these extra costs to be passed on to its customers. The company will be in real trouble if the PUC is not cooperative.

The company's customers have not been informed about the unnecessary attack on their pocketbooks by this legislation. An informed public would certainly opt for nuclear energy generated electricity at 1.7 cents per kilowatt hour (kwh) instead of 8.5 cents per kwh when they also know that nuclear is 24/7 reliable and is more effective than "renewable" in reducing atmospheric pollution.

PG&E has done nothing to inform its customers about the bad features of REGE, in fact it has done the opposite by promoting solar as a viable energy source.. PG&E owes its customers and the general public a true accounting of the cost benefit value of nuclear versus "renewable" The media refuses to publish the facts thus PG&E must pay them by advertising to show the facts.

PG&E Corporation.

Linda Y.H. Cheng
Vice President and
Corporate Secretary

One Market, Spear Tower
Suite 2400
San Francisco, CA 94105

415.267.7070
Fax: 415.267.7260

October 20, 2006

VIA FEDERAL EXPRESS

Francis A. Brandt
1231 Janis Way
San Jose, CA 95125-4050

Dear Mr. Brandt:

This will acknowledge receipt on October 12, 2006, of a shareholder proposal (the "Proposal"), dated October 11, 2006, submitted for consideration at PG&E Corporation's (the "Corporation") 2007 annual meeting. The submission also contained your Charles Schwab statement evidencing ownership of PG&E Corporation stock on August 31, 2006.

The Securities and Exchange Commission's (SEC's) regulations regarding the inclusion of shareholder proposals in a company's proxy statement are set forth in its Rule 14a-8. A copy of these regulations can be obtained from the SEC, Division of Corporate Finance, 100 F Street, N.E., Washington, D.C. 20549.

SEC Rule 14a-8, Question 2 contains several requirements which a shareholder must meet in order to be eligible to submit a proposal for inclusion in the proxy statement for the Corporation's 2007 annual meeting. One of these is that at the time the shareholder submits a proposal, the shareholder must have continuously held at least $2,000 in market value, or one percent of the Corporation's shares entitled to be voted on the proposal at the annual meeting, and must have held those securities for at least one year. You have not provided the required proof of continuous ownership for at least one year. Please provide a written statement from Charles Schwab verifying that, at the time of submission, you continuously held the required shares for at least one year.

SEC Rule 14a-8, Question 4 specifies that a shareholder's proposal, including any accompanying supporting statement, may not exceed 500 words. Based on our preliminary review, we believe that the Proposal exceeds this 500-word limit.

I have been informed by our Law Department that the Corporation may notify a shareholder if the shareholder does not satisfy these SEC procedural and eligibility requirements, and provide the shareholder with the opportunity to adequately correct the problems. According to Rule 14a-8, paragraph (1) under Question 6, your reply must be postmarked or transmitted electronically within 14 calendar days of receipt of this letter.

For your convenience in replying, we have enclosed a prepaid Federal Express airbill and envelope addressed to PG&E Corporation. If the Corporation does not receive the appropriate information from you within the 14-day limit, the Corporation intends to omit the Proposal from the Corporation's 2007 proxy statement, as permitted by Rule 14a-8.

Please note that, because the submission has not satisfied the procedural and eligibility requirements noted above, we have not determined whether the submission could be omitted from the Corporation's proxy statement on other grounds. If you adequately correct the procedural and eligibility deficiencies within the 14-day time frame, the Corporation reserves the right to omit your proposal if another valid basis for such action exists.

Sincerely,

Linda Y.H. Cheng

Vice President, Corporate Governance
and Corporate Secretary

LYHC:cmc

Enclosure

F A BRANDT
1231 JANIS WAY
SAN JOSE CA 95125-4050
Email f.brandt@att.net

23 October 2006

LINDA V H CHANG
VP & CORPORATE SECRETARY
SUITE 2400
ONE MARKET, SPEAR TOWER
SAN FRANCISCO CA 94105

Re: letter Chang to Brandt 20 October 2006

Dear MS Chang,

I enclose a revised shareholder proposal for the 2007 Proxy statement. My PC says it has 497 words so it should meet that requirement..

I have owned my PG&E stock for over 20 years. Somewhere buried in your records you can find that I was on the PG&E dividend reinvestment program for many years. I enclose 2 Schwab monthly statements showing that they have held my stock for at least 2 years.

I am disturbed by the last paragraph of your letter which implies you will try to find other reasons to refuse to accept my submission. I realize the proposal is controversial and is probably giving your legal staff fits because of their fear of the CA PUC. Since this is a stockholder proposal they can refer any complaints by the PUC to the stockholders. On the other hand if PG&E has any concern for its customers it should welcome the proposal as a way to help them with stockholder approval. I am willing to wager that the power management and engineering staff of PG&E will approve the proposal.

I hope you will inform me about any reasons for refusal promptly so they can be rectified before the 5 November deadline. My email address is above which can save you the bother of sending messages via FedEx. I would appreciate receiving your email address.

Sincerely,

Francis A. Brandt

Resolved, the shareholders instruct the company to cease immediately its current advertising campaign promoting solar or wind as desirable sources of energy for conversion to electricity. The company shall instead conduct a vigorous advertising campaign to show its customers and the general public how greenhouse gas emission from power plants can be reduced more extensively and at lower cost by using an energy source more reliable than solar or wind..

Discussion

The California State government has recently passed legislation mandating that private electric utilities must purchase 20% of their total sales of electricity with electricity generated from "renewable" energy sources. . The intent is noble. The legislation will slightly reduce the amount of atmospheric pollution from fossil fired plants and will slightly reduce the use of ever more expensive fossil fuel.. The state's definition of "renewable" energy specifically excludes nuclear energy which is the only other viable source suitable to produce electric power with no undesirable emissions..

Solar and wind energy are non-reliable . Electricity generated with them is expensive and. not readily available. The cost of "renewable" energy generated electricity (REGE) is at least double the current market rate. . If the company is not able buy 20% REGE it will be fined up to $25 million per year. By this law our company becomes a collection agent to transfer its customer's money for extra cost "renewable" energy to a cabal of venture capitalists, solar and wind generation equipment producers and plant operators. (Enron was a wind plant operator.). These people are salivating at a chance to feed at a state guaranteed money trough. PG&E assumes that the CA Public Utilities Commission (PUC) will allow the extra cost to be passed on to its customers. Our company will be in real trouble if the PUC does not allow this. Our company had to declare bankruptcy the last time the PUC did not allow a needed rate increase.

The company's customers have not been informed about the unnecessary attack on their pocketbooks by this legislation. Customers and the public would certainly opt for nuclear energy generated electricity at 1.7 cents per kilowatt hour (kwh) instead of 8.5 cents per kwh for "renewable" energy when they are informed that nuclear is safe, proven, 24/7 reliable and is more effective than "renewable" energy in reducing atmospheric pollution. Incidentally nuclear is also renewable.

PG&E has done nothing to inform its customers about the bad features of REGE, in fact it has done the opposite by advertising which promotes solar as a viable energy source.. PG&E, a company with an excellent record of furnishing electric power reliably and economically, owes its customers and the general public a true accounting of the cost benefit value of using nuclear versus "renewable" energy to produce commercial electric power with no undesirable atmospheric pollutants. The news media refuses to inform the public about the absurdity of the state mandate so PG&E, as a service to the public, must use its advertising ability to do it.

PG&E Corporation.

Linda Y.H. Cheng
Vice President and
Corporate Secretary

One Market, Spear Tower
Suite 2400
San Francisco, CA 94105

415.267.7070
Fax: 415.267.7260

October 24, 2006

VIA FEDERAL EXPRESS

Francis A. Brandt
1231 Janis Way
San Jose, CA 95125-4050

Dear Mr. Brandt:

This will acknowledge receipt of a revision to the shareholder proposal (the "Revised Proposal") that you submitted on October 12, 2006, for consideration at PG&E Corporation's (the "Corporation") 2007 annual meeting. The Revised Proposal now meets the requirement under Securities and Exchange Commission (SEC) Rule 14a-8, Question 4, which specifies that a shareholder's proposal, including any accompanying supporting statement, may not exceed 500 words.

However, you have not provided the proof of continuous ownership for at least one year that is required by the SEC regulations. Under SEC Rule 14a-8, Question 2, you must provide a written statement from Charles Schwab (the record holder of the stock) verifying that, at the time you submitted your proposal, you continuously held the required number of shares for at least one year. Providing copies of your Charles Schwab statements is not sufficient to meet this requirement.

For your convenience in replying, we have enclosed a prepaid Federal Express airbill and envelope addressed to PG&E Corporation. If you prefer, you may fax the required statement to us at (415) 267-7260. If we do not receive the required information within 14 days after you receive this letter, the Corporation intends to omit the Revised Proposal from the Corporation's 2007 proxy statement, as permitted by Rule 14a-8.

Please note that, because you have not satisfied the eligibility requirements noted above, we have not determined whether the Revised Proposal could be omitted from the Corporation's proxy statement on other grounds. If you adequately correct the eligibility deficiency within the 14-day time frame, the Corporation reserves the right to omit your proposal if another valid basis for such action exists.

Sincerely,

Vice President, Corporate Governance,
and Corporate Secretary

LYHC:cmc

Enclosure

F A BRANDT
1231 JANIS WAY
SAN JOSE CA 95125-4050
Email f.brandt@att.net

26 December 2006

US SECURITIES & EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
OFFICE OF CHIEF COUNSEL
100 F ST NE
WASHINGTON DC 20549

Re. PG&E Corporation--Notice of intent to omit shareholder proposal from proxy materials pursuant to rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, and Request for non action ruling- Brandt Proposal

I have just received a copy of the subject correspondence dated 21 December 2006. As the person who originated the shareholder proposal I naturally disagree with the findings of the PG&E counsel. Thus I ask you to deny their request.

The board of directors are elected by the stockholders. Implied in this action is that the board is beholden to the stockholders. One can read in the newspapers that stockholders are increasingly restive about board actions. In essence what PG&E is saying that once elected the board is not accountable to the stockholders. I believe PG&E counsel is wrong. They are using SEC rulings as a crutch to relieve the board of its responsibility.

If you read the exchange of correspondence between Brandt and PG&E it is apparent that they were worried about this proposal from the very first. It is asking them to do something for their customers that they should have been doing without stockholder prompting and I guess they thought this was not proper. Yes the proposal deals with ordinary business operations but on this subject their ordinary business operations are detrimental to their customers and in the long run to the stockholders. I believe the stockholders have a right to consider the proposal and vote on it.. The strange part of the PG&E appeal is that the proposal will cause no harm to the company in either case: if the stockholders reject it or approve it. The newspaper recently stated that the PG&E CEO is now looking at nuclear. Today the news is that the CA PUC will not allow PG&E to take credit for private solar installations.

The reason that I am pushing this is because I have sympathy for PG&E customers (yes I am one) who are getting a very bad deal because of the state mandated rules. PG&E should be fighting this legislation but since it most likely that the customers rather than the company will be stuck with the overcharge, they are taking the easy path and incidentally not disturbing the CA PUC which might ask the company to eat the overcharges with possibility of another company bankruptcy..

We have this odd situation in CA where nobody speaks for the consumer and all I am proposing is a method for PG&E to help its customers with the approval of its stockholders. The PUC can blame the stockholders not the company for this action. I repeat, for the good of the PG&E customers you should deny their request.

Francis G. Brandt

cc F.E Chang PG&E

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 14, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PG&E Corporation
Incoming letter dated December 21, 2006

The proposal instructs the company "to cease immediately its current advertising campaign promoting solar or wind as desirable sources of energy for conversion to electricity" and to "conduct a vigorous advertising campaign to show its customers and the general public how greenhouse gas emission from power plants can be reduced more extensively and at lower cost by using an energy source more reliable than solar or wind."

There appears to be some basis for your view that PG&E may exclude the proposal under rule 14a-8(i)(7), as relating to PG&E's ordinary business operations (i.e., the manner in which a company advertises its products). Accordingly, we will not recommend enforcement action to the Commission if PG&E omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this conclusion, we have not found it necessary to address the alternative basis for omission upon which PG&E relies.

Sincerely,

Greg Belliston

Gregory Belliston
Attorney-Adviser

END